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                          March 23, 2023

       John Love
       Chief Executive Officer
       United States 12 Month Oil Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States 12
Month Oil Fund, LP
                                                            Registration
Statement on Form S-3
                                                            Filed March 20,
2023
                                                            File No. 333-270699

       Dear John Love:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets